Exhibit 99.2

RP® FINANCIAL, LC.

Advisory  |  Planning  |  Valuation

December 11, 2014

Robert Bedinghaus

Chairman of the Board

Cincinnati Federal Savings and Loan Association

6581 Harrison Avenue, Third Floor

Cincinnati, OH 45247

Dear Mr. Bedinghaus:

This letter sets forth the agreement between Cincinnati Federal Savings and Loan Association, Cincinnati, Ohio (the “Association”) and RP® Financial, LC. (“RP Financial”), whereby the Association has engaged RP Financial to prepare a written business plan and financial projections to be adopted by the Board of Directors in conjunction with the filing of the regulatory application for a proposed mutual-to-stock conversion to the mutual holding company partial stock form of ownership. In addition, RP Financial will prepare the related presentation materials for any pre-filing meetings with the regulators that may be required in advance of the conversion application filing, as well as summary materials for review by the Board.

These business plan services and fee schedule are described in greater detail below. The undersigned will direct this engagement, and will be assisted by other members of our staff.

Description of Proposed Services

RP Financial’s business planning services will include as necessary: preliminary planning discussions with the Board and/or management; the preparation of pro forma financial projections reflecting the estimated impact of the conversion stock offering and post-conversion strategies; the preparation of presentation materials for any pre-filling meetings that may be required by the regulators in advance of filing the application, as well as for review by the Board; and the preparation of the written business plan consistent with the interagency regulatory requirements for regulatory applications purposes. Finally, if necessary, RP Financial will prepare amendments to the business plan reflecting required changes by the regulators, or updates or amendments to the plan required by the Association, to reflect changes in strategies, external factors and structural changes to the conversion transaction that may have a significant impact on the business plan and projected financial results.

Specifically, RP Financial’s business planning services will include the following:

(1)	Evaluating the Association’s current financial and operating condition, business strategies and anticipated strategies in the future, taking into account the pro forma impact of the conversion offering proceeds on earnings, capital, ability to grow, etc.;

Washington Headquarters Three Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 E-Mail: joren@rpfinancial.com	Direct: (703) 647-6549 Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594

Robert Bedinghaus

December 11, 2014

(2)	Analyzing and quantifying the impact of business strategies, incorporating the net offering proceeds in the short and long term at both the Association and holding company levels;

(3)	Preparing detailed financial projections on a quarterly basis for at least three years following the anticipated close of the offering to reflect the impact of Board approved business strategies and use of proceeds, and reflecting the pro forma impact of any cash or stock contribution to a newly-formed charitable foundation and the purchases of stock by stock benefit plans, as applicable;

(4)	Preparing the written business plan document which conforms with the applicable interagency regulatory guidelines, including a description of the use of proceeds and the manner in which the convenience and needs of the community will be addressed on a post-conversion basis; and,

(5)	Preparing the detailed schedules of the capitalization of the Association and holding company and related cash flows, including anticipated dividends, deposits of holding company cash into the Association, and, intercompany transactions.

Consistent with the interagency regulatory business plan guidelines, specific contents of the business plan will include: Executive Summary; Description of Business; Marketing Plan; Management Plan; Records, Systems and Controls; Financial Management Plan; Monitoring and Revising the Plan; and Alternative Business Strategy.

RP Financial agrees to prepare the business plan and accompanying financial projections in writing such that the business plan conforming to regulatory guidelines can be filed with the appropriate federal and state regulatory agencies in conjunction with the filing of the regulatory applications. It is anticipated that the Board of Directors will approve the business plan and financial projections prior to the regulatory filing.

RP Financial will be responsible for preparing the business plan document and financial projections in a format consistent with the regulatory guidelines and which incorporates the Association’s post-offering balance sheet, use of proceeds, organization, operations and strategic initiatives. The Association’s responsibilities will be to provide RP Financial with requested information, meet with RP Financial to discuss the Association’s financial condition, strategies and proposed conversion and review the documents and financial projections on a timely basis to support RP Financial’s ability to respond to the timetables to be developed (this will include any review the Board of Directors may require).

Fee Structure and Payment Schedule

The Association agrees to compensate RP Financial for preparation and delivery of the business plan as shown below, plus reimbursable expenses. Payment of these fees shall be made accordingly to the following schedule:

Robert Bedinghaus

December 11, 2014

•	$5,000 upon execution of this letter of agreement engaging RP Financial’s business plan services;

•	$5,000 for planning services in advance of the preparation of the written business plan and financial projections, as well as preparation of the summary presentation materials for the Board and/or regulators in connection with a pre-filing meeting; and,

•	$17,500 upon delivery of the completed business plan and financial projections to accompany the conversion application.

The Association will reimburse RP Financial for reasonable out-of-pocket expenses incurred in preparation of the business plan. Such out-of-pocket expenses will likely include printing, telephone, facsimile, shipping, reasonable counsel fees, computer and data services, and will not exceed $1,500 in the aggregate, excluding travel fees, without the Association’s authorization to exceed this level. A due diligence trip to the Association’s office is expected for this engagement, and the travel costs will be invoiced separately from the above expense limitation.

If an update to the business plan is required by either the Association or the regulators for changes in the Association’s financial characteristics, anticipated strategies, structure of the conversion, external factors, or for other reasons, the Association will compensate RP Financial with a fixed fee of $7,500 payable upon delivery of each required update plus reimbursable expenses. In the event that the processing of the conversion application is suspended or delayed by the Association or the regulators, then the Association and RP Financial will negotiate the subsequent update fee based on the length of the delay and the nature of the changes occurring in the interim period.

If during the course of the planning engagement, unforeseen events occur so as to materially change the nature or the work content of the business planning services described in this contract, the terms of said contract shall be subject to renegotiation by the Association and RP Financial. Such unforeseen events may include changes in regulatory requirements as it specifically relates to the Association or potential transactions that significantly impact the Association such as an acquisition or restructuring transaction.

In the event the Association shall, for any reason, discontinue this planning engagement prior to delivery of the completed business plan and payment of the progress payment fees, the Association agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the fixed fee described above, plus reimbursable expenses incurred. RP Financial’s standard billing rates range from $75 per hour for associates to $450 per hour for managing directors.

Representations and Warranties

The Association and RP Financial agree to the following:

1. The Association agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably

Robert Bedinghaus

December 11, 2014

request in order to provide the aforesaid business planning services. Such information heretofore or hereafter supplied or made available to RP Financial shall include: annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by the Association to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public other than as a result of a breach of this agreement by RP Financial). RP Financial agrees that (i) it will restrict disclosure of such information to only those representatives of RP Financial who reasonably need to have access to it; and (ii) it will use such information only for providing the services contemplated herein. If the conversion offering is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall upon request promptly return to the Association the original and any copies of such information and will destroy any analysis or other work derived from such information.

2.(a) The Association agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws) actually incurred by RP Financial and attributable to (i) any untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by an authorized officer of the Association to RP Financial, (ii) the omission of a material fact from the financial statements or other information furnished or otherwise made available by an authorized officer of the Association to RP Financial or (iii) any action or omission to act by the Association, or the Association’s respective officers, directors, employees or agents which action or omission is willful. Notwithstanding the foregoing, the Association will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith or willfully with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder.

(b) RP Financial shall give written notice to the Association of such claim or facts within twenty days of the assertion of any claim or discovery of material facts upon which the RP Financial intends to base a claim for indemnification hereunder. In the event the Association elects, within fourteen days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, RP Financial will be entitled to be paid any amounts payable by the Association hereunder, together with interest on such costs from the date incurred at the rate of the prime rate per annum within five days after the final determination of such contest either by written acknowledgement of the Association or a final judgment of a court of competent jurisdiction. If the Association does not so elect, RP Financial shall be paid promptly and in any event within thirty days after receipt by the Association of the notice of the claim.

(c) The Association shall pay for or reimburse the reasonable expenses, including attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes the Association: (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; and (2) a written undertaking to repay the advance if it ultimately is determined in a

Robert Bedinghaus

December 11, 2014

final adjudication of such proceeding that it or he is not entitled to such indemnification. RP Financial and any other indemnified person will endeavor in good faith to retain a single counsel unless doing so would present a conflict of interest.

(d) In the event the Association does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation. This agreement constitutes the entire understanding of the Association and RP Financial concerning the subject matter addressed herein. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Association and RP Financial are not affiliated, and neither the Association nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

* * * * * * * * * * *

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter and the initial retainer of $5,000.

Sincerely,

James J. Oren

Director

Agreed To and Accepted By:	Robert Bedinghaus	/s/ Robert Bedinghaus
Chairman of the Board

Upon Authorization by the Board of Directors For:

Cincinnati Federal Savings and Loan Association
Cincinnati, Ohio

Date Executed:	January 7, 2015